December 26, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insured Investments

100 F Street, NE

Washington, DC 20549

RE: PHL Variable Accumulation Account III, File No. 812-13932-01

Dear Sir or Madam:

PHL Variable Insurance Company and PHL Variable Accumulation Account III (the “Applicants”) respectfully request the withdrawal of Applicants’ application for an order under Sections 6(c), 12(d)(1)(J), and 23(c)(3) under the Investment Company Act of 1940, as amended (the “1940 Act”), for exemptions from Sections 27(i), 12(d)(1), 18(c), 18(i), 23(c), 24(f) and 30(e) of the 1940 Act and Rules 23c-1, 23c-3, 24f-2, 30e-1 and 30e-2 thereunder. The referenced application was filed with the Securities and Exchange Commission on August 1, 2011 (SEC Accession No. 0001158649-11-000098).

Applicants request the withdrawal of the referenced application because they do not intend to pursue the related product at this time.

Should you have any questions, please call me at (860) 403-6625.

Sincerely,

/s/ Kathleen A. McGah
Kathleen A. McGah
Vice President and Assistant Secretary
PHL Variable Insurance Company